UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Xiao Zongwei and Tsue Sik Yu
	Name:	Xiao Zongwei and Tsue Sik Yu
	Title:	Joint Company Secretaries
Dated: January 21, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated January 20, 2009, entitled “2009 Business Strategy”.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

2009 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2009.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2007 Annual Report on Form 20-F filed on 26 June 2008.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2009.

The total targeted net production of the Company in 2009 is 225-231 million barrels of oil equivalent (BOE) (assuming with WTI at US$60.0/barrel). The Company’s net production for 2008 is estimated to be 194-196 million BOE (with WTI at US$100.1/barrel).

During the year, ten new projects are expected to come on stream, including major projects in offshore China such as Ledong 22-1/15-1 and Bozhong 28-2S.

In 2009, the Company’s exploration will continue to focus on offshore China, with extensive exploration program including 80 plus exploration wells, 30,000 plus kilometers 2D seismic and 9,200 plus square kilometers 3D seismic. The Company aims to achieve a reserve replacement ratio (RRR) of over 100% in 2009.

In 2009, the Company’s total capital expenditure is expected to reach US$6.76 billion, representing an increase of approximately 19.0% over the estimate of capital expenditure of 2008. In the year, as the Company intends to enhance its exploration activities and there are expected to be over 20 development projects under construction, its capital expenditures for exploration, development and production are expected to reach US$1.11 billion, US$4.38 billion, and US$1.12 billion, respectively. The Company expects that these capital expenditures will strongly support its production and reserves growth in the future.

By Order of the Board CNOOC Limited Xiao Zongwei and Tsue Sik Yu Joint Company Secretaries

Hong Kong, 20 January 2009

As at the date of this announcement, the board of directors comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2007 Annual Report on Form 20-F filed on 26 June 2008.